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JAN 22 2019
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-065772

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dragonfly Capital Partners, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1310 S. Tryon St., Suite 109
(No. and Street)

Charlotte	NC	28203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don W. Millen Jr. 704-342-3491
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliot Davis, PLLC
(Name – *if individual, state last, first, middle name*)

5410 Trinity Road, Suite 320	Raleigh	NC	27607
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets
JAN 28 2019
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Don W. Miller Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dragonfly Capital Partners LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

D W. Miller Jr.
Signature

President
Title

Jasmine Walker
Notary Public

JASMINE WALKER
NOTARY PUBLIC
MECKLENBURG COUNTY, NC
My Commission Expires 11-15-2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

Dragonfly Capital Partners, LLC

As of December 31, 2018

elliott davis

Report of Independent Registered Public Accounting Firm

To the Members
Dragonfly Capital Partners, LLC
Charlotte, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dragonfly Capital Partners, LLC (the "Company") as of December 31, 2018, and the related notes to the financial statement (collectively, "the financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Elliott Davis PLLC

We have served as the Company's auditor since 2015.

Raleigh, North Carolina
January 15, 2019

Dragonfly Capital Partners, LLC

Statement of Financial Condition

December 31, 2018

Assets		
Cash and cash equivalents	$	14,418
Prepaid expenses		94
Total assets	$	14,512
Liabilities and Member's Equity		
Accounts payable	$	7,500
Member's equity	$	7,012
Total liabilities and member's equity	$	14,512

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

December 31, 2018

1. Organization

Dragonfly Capital Partners, LLC (the Company), a North Carolina limited liability company, is a wholly owned subsidiary of Dragonfly Capital Management, LLC (the Parent). The Company is a merchant-banking firm headquartered in Charlotte, North Carolina, serving small and middle-market companies in the southeastern United States. The Company offers unbiased advice and assistance to clients regarding private capital placements, mergers and acquisitions, and other financial assignments. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents.

Fee Revenue
The Company's revenues are generated primarily through providing merger and acquisition and private financing placement-related advisory services. The Parent receives non-refundable, upfront advisory fees in most transactions. Due to the extensive research and analysis performed for the client prior to the execution of a services agreement, the Parent recognized upfront advisory fees as revenue upon receipt. The remainder of any fee is considered a success based fee and is typically paid only upon the closing of a related transaction. Fee revenues include billable transaction costs including travel and other expenses.

The Company generated all revenue from one client during 2018.

Income Taxes
The Company is a limited liability company in which all elements of income and deductions are included in the tax return of the Parent. Therefore, no income tax provision is recorded by the Company. The Company does not believe that there are any material uncertain tax positions and accordingly, it will not recognize any asset or liability for unrecognized tax benefits. For the year ended December 31, 2018, there were no interest or penalties recorded or included in the Company's financial statements related to income taxes. The Company believes it is no longer subject to income tax examinations for years prior to 2014.

Member's Equity
The Company has one class of member's equity and it is owned 100% by the Parent.

Management's Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Subsequent Events
The Company has analyzed its operations subsequent to December 31, 2018, through January 15, 2019, the date the financial statements were available to be issued, for potential recognition or disclosure in the financial statements.

Recently Issued Standards
In May 2014, the Financial Accounting Standards Board ("FASB") issued guidance to change the recognition of revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods or services to customers in an amount equal to the consideration the entity receives or expects to receive. The guidance became effective for the Company for reporting periods beginning after December 15, 2017. On January 1, 2018, the Company adopted ASU No. 2014-09 "Revenue from Contracts with Customers" (Topic 606) and all subsequent ASUs that modified Topic 606 using the modified retrospective approach.

Under Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation.

The Company's revenue is comprised of advisory fee revenue. The Company has performed an assessment of its contracts related to revenue streams that are within the scope of the standard. As such, the Company's accounting policies have not changed materially since the principles of revenue recognition from the guidance are largely consistent with prior guidance and current practices applied by the Company. Furthermore, significant revenue has not been recognized in the current reporting period that resulted from performance obligations satisfied in previous periods.

In February 2016, the ("FASB") amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transactions. The amendments will be effective for fiscal years beginning after December 15, 2018. The Company does not expect a material effect from implementation of the new standard will have on its financial position, results of operations, and cash flows.

3. Related Party Transactions

The Company has a management agreement with the Parent for the reimbursement of administrative costs, including the use of office space, utilities, and telephones. Reimbursements during 2018 for rent, utilities, and telephone use totaled $6,000. Additionally, commissions were paid to the Parent.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $6,601 and its ratio of aggregate indebtedness to net capital was 1.14 to 1.